NEWS RELEASE: August 16, 2007

ALMADEN OPTIONS PONDEROSA PROJECT TO STRONGBOW EXPLORATION

Almaden Minerals Ltd. (AMM: TSX; AAU:AMEX) is pleased to announce it has signed an agreement with Strongbow Exploration Inc. (SBW: TSXV) whereby Strongbow can earn a 60% interest in the 6,950 ha Ponderosa property, located within the Spences Bridge gold belt, approximately 30 km southwest of the city of Merritt in southern British Columbia. The property hosts the Axel Ridge gold showing which was discovered by Almaden in June 2006 (see Almaden news release of December 12, 2006.

J. Duane Poliquin, Chairman and CEO of Almaden stated "We are pleased to continue our working relationship with Strongbow and look forward to Strongbow aggressively advancing the Ponderosa property.” Strongbow have announced plans to drill test the Axel Ridge prospect this fall, in addition to the drilling program scheduled to start in the next few weeks at the Skoonka Creek property where at least four target areas will also be tested.

The Axel Ridge showing consists of a north trending zone of banded epithermal quartz veining and brecciation hosted within strongly silicified and clay altered andesite. Past work by Almaden has exposed the vein in three hand trenches over a 77 m strike length (see Almaden news release of December 12, 2006). Trenching results have returned 11.7 m grading 2.22 g/t Au, 10.0 m grading 1.50 g/t Au, and 6.6 m grading 2.83 g/t Au. Individual assays from the trench samples range from 0.11 to 6.57 g/t Au. Mineralization remains open to the east and west in each of the trenches, as well as along strike to the north and south. A soil geochemical anomaly coincides with the Axel Ridge showing and extends, along with quartz vein float occurrences, to the north and south along a narrow 2,000 m long interpreted structural corridor called the Axel Ridge Trend ("ART"). Assays of reconnaissance grab and float rock samples within the ART range from trace amounts to 12.8 g/t Au, with the majority of samples returning greater than 0.1 g/t Au. Silver assays range from trace amounts up to 44.5 g/t. The exposed quartz vein system and many of the float occurrences have compositions and textures typical of low sulphidation epithermal veins and breccias and, in addition to gold and silver, they contain anomalous concentrations of one or more characteristic epithermal pathfinder elements.

Under the terms of the agreement with Almaden, Strongbow can earn a 60% interest in the Ponderosa property by issuing to Almaden 1,050,000 shares and completing exploration expenditures of $4 million prior to December 31, 2012. Under certain conditions, Strongbow may elect to pay Almaden $500,000 in cash in lieu of the final 200,000 share payment. The agreement includes a commitment to issue 200,000 shares to Almaden upon regulatory approval and to spend $150,000 exploring the property prior to December 31, 2007.

Strongbow has commenced a program of bedrock mapping and ground magnetic surveys in the vicinity of the Axel Ridge showing. This work will provide the basis for an October, 2007 drilling program to test the depth extent of the epithermal vein system. The 2007 exploration program on the Ponderosa property will be conducted under the supervision of David Gale, P.Geo. (BC), Vice-President of Exploration for Strongbow and a Qualified Person within the meaning of National Instrument 43-101.

Morgan Poliquin, M.Sc., P.Eng. a the qualified person, under the meaning of National Instrument 43-101, and a director of Almaden, has reviewed the technical aspects of this news release. Almaden currently has 14 active joint venture and option agreements. This includes 11 agreements under which other companies are earning an interest in the Almaden projects by spending.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

_____________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.